Filed by Linde PLC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

Praxair, Inc.

(Commission File No.: 001-11037)

Linde AG

Commission File No. for Registration Statement on Form S-4: 333-218485

November 13, 2017

– CONVENIENCE TRANSLATION –

Linde Public Limited Company

Guildford, United Kingdom

Announcement pursuant to Section 23 para. 1 sentence 1 no. 2 of the German Securities

Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – WpÜG)

as well as regarding the fulfillment of closing conditions

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

On August 15, 2017, Linde Public Limited Company, Guildford, United Kingdom (the “Bidder”), published the offer document for its voluntary public takeover offer in the form of an exchange offer (the “Exchange Offer”) to the shareholders of Linde Aktiengesellschaft, Munich, Germany (“Linde AG”), regarding the acquisition of all ordinary bearer shares without par value of Linde AG (ISIN DE0006483001 (WKN 648300)) (the “Linde Shares”) for a consideration of 1.540 shares of the Bidder (ISIN IE00BZ12WP82) for each Linde Share. As a result of the amendment of the Exchange Offer made on October 23, 2017, the acceptance period for this Exchange Offer expired on November 7, 2017 at 24:00 hours (midnight) (CET).

I. Announcement pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG

As of the expiration of the acceptance period of the Exchange Offer on November 7, 2017, 24:00 hours (midnight) (CET) (the “Reference Date”), the share capital of Linde AG amounted to EUR 475,476,940.80 divided into 185,733,180 bearer shares, without par value, each representing a pro rata amount of the share capital of EUR 2.56.

1.	As of the Reference Date, the Exchange Offer had been accepted for a total of 140,447,379 Linde Shares. This corresponds to approximately 75.62% of the share capital and voting rights of Linde AG as of the Reference Date.

2.	As of the Reference Date, the Bidder held no Linde Shares directly. This corresponds to 0% of the share capital and voting rights of Linde AG as of the Reference Date.

3.	Linde AG, a person acting jointly with the Bidder within the meaning of Section 2 para. 5 sentence 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz (“WpÜG”)), held 95,109 Linde Shares as treasury shares (95,109 Linde Shares thereof were held at the time of publication of the offer document) (the “Linde Treasury Shares”). This corresponds to approximately 0.05% of the share capital of Linde AG as of the Reference Date. Pursuant to Section 71b of the German Stock Corporation Act (Aktiengesetz), Linde AG is not entitled to any rights arising out of Linde Treasury Shares. On July 25, 2017, Linde AG entered into a non-tender agreement with the Bidder in which it agreed, among others, not to tender or put to the Bidder the Linde Treasury Shares in the course of the Exchange Offer.

4.	As of the Reference Date, the Bidder held instruments within the meaning of Section 25 para. 1 sentence 1 no. 2 of the German Securities Trading Act (Wertpapierhandelsgesetz (“WpHG”)) which relate to 77,747 Linde Shares in total (Irrevocable Undertakings of Index Funds, as further described in Section 13.4 of the offer document as published by the Bidder on August 15, 2017). This corresponds to approximately 0.04% of the share capital and voting rights of Linde AG as of the Reference Date.

It is possible that up to 77,747 Linde Shares, which are subject to these instruments (corresponding to approximately 0.04% of the share capital and voting rights of Linde AG as of the Reference Date), have also been included in the acceptance ratio set out under section 1 of this notification due to an execution of these instruments without the Bidder’s knowledge, and therefore may have been doublecounted.

5.	Beyond this, as of the Reference Date, neither the Bidder nor persons acting jointly with the Bidder within the meaning of Section 2 para. 5 sentences 1 and 3 WpÜG nor their respective subsidiaries directly or indirectly held any Linde Shares or instruments or voting rights to reportable pursuant to Sections 25, 25a WpHG with regard to Linde AG. As of the Reference Date, no voting rights from Linde Shares were attributed to them pursuant to Section 30 WpÜG.

As of the Reference Date, the total number of Linde Shares and voting rights from Linde Shares of the Bidder for which the Exchange Offer had been accepted as of the Reference Date, and Linde Shares held by the Bidder and persons acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG or their respective subsidiaries and with voting rights (i.e. no Linde Treasury Shares), and Linde Shares which could be acquired due to the instruments of the Bidder within the meaning of Section 25 para. 1 sentence 1 no. 2 WpHG, amounts to 140,525,126 Linde Shares.

The completion of the Exchange Offer is, among others, subject to the condition that the minimum acceptance ratio of 60% has been reached (as further described in Section 12.1.1 of the offer document as published by the Bidder on August 15, 2017 and specifically in Section 2. of the amendment to the offer document published by the Bidder on October 23, 2017). On the basis from the above, for purposes of this condition an acceptance ratio of approximately 75.70% is reached as of the Reference Date.

It is possible that up to 77,747 Linde Shares, which are subject to the instruments described in section 4 of this notification (corresponding to approximately 0.04% of the share capital and voting rights of Linde AG as of the Reference Date), have also been included in the acceptance ratio set out under section 1 of this notification due to an execution of these instruments without the Bidder’s knowledge, and therefore may have been double-counted.

II. Fulfillment of closing conditions

In accordance with Section 12.1 of the offer document as amended on October 23, 2017, the Exchange Offer and the agreements which come into existence as a result of accepting the Exchange Offer will only be settled, if the closing conditions set out in Sections 12.1.1 to 12.1.7 of the offer document as amended on October 23, 2017 have been satisfied or effectively waived by the Bidder before the non-satisfaction of the respective closing condition.

As of the time of the expiration of the acceptance period, the minimum acceptance ratio required pursuant to Section 12.1.1 of the offer document as amended on October 23, 2017 60% was reached. This closing condition has therefore been fulfilled. Furthermore, as of the time of the expiration of the acceptance period the closing conditions pursuant to Section 12.1.3 (“Registration Statement Condition”), Section 12.1.5 (“No Injunction or Illegality Condition”), Section 12.1.6 (“No Material Adverse Change Condition”) and Section 12.1.7 (“No Material Compliance Violation”) of the offer document have been fulfilled. The fulfillment of the closing conditions pursuant to Section 12.1.2(1)(i)(g) (Regulatory Condition – Russia) and Section 12.1.4 (“Praxair Requisite Vote Condition”) have already been announced by the Bidder.

The Exchange Offer is still subject to the fulfillment of the closing conditions set out in Section 12.1.2 (except Section 12.1.2(1)(i)(g)), which apply beyond the expiration of the acceptance period (“Regulatory Condition”).

III. Additional Acceptance Period

Shareholders of Linde AG who have not yet accepted the Exchange Offer, may accept it pursuant to Section 16 para. 2 sent. 1 WpÜG within two weeks following this publication, i.e., until November 24, 2017 at 24:00 hours (midnight) (CET) (the “Additional Acceptance Period”). The Bidder will publish the final number of Linde Shares for which the Exchange Offer has been accepted as of the expiration of the Additional Acceptance Period as soon as this number has been confirmed (expected on November 29, 2017).

Guildford, United Kingdom, November 10, 2017

Linde Public Limited Company

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde Aktiengesellschaft (“Linde”), Linde Public Limited Company (“Linde plc”) has filed a Registration Statement on Form S-4 (which Registration Statement was declared effective on August 14, 2017) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for Linde plc and (2) an offering prospectus of Linde plc to be used in connection with Linde plc’s offer to acquire Linde shares held by U.S. holders. Praxair has mailed the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of Linde plc, and Linde plc has distributed the offering prospectus to Linde shareholders in the United States in connection with Linde plc’s offer to acquire all of the outstanding shares of Linde. Linde plc has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which was approved for publication by BaFin on August 14, 2017 and published by Linde plc on August 15, 2017, and amended by Linde plc on October 23, 2017 (“offer document”). Praxair’s stockholders approved the merger at Praxair’s special meeting held on September 27, 2017, and all closing conditions (except regulatory approvals) were satisfied at the expiration of the initial exchange offer acceptance period on November 7, 2017. The consummation of the proposed business combination remains subject to regulatory approvals.

INVESTORS AND SECURITY HOLDERS OF LINDE ARE URGED TO READ THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND OFFER BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of the documents filed by Praxair, Linde and Linde plc with the SEC on the SEC’s Web site at www.sec.gov. The offer document is available for free at Linde plc’s Web site at www.lindepraxairmerger.com. Furthermore, the offer document is expected to be available at BaFin’s Web site for free at www.bafin.de. You may also obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794).

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Linde plc, Praxair or Linde. The final terms and further provisions regarding the public offer are disclosed in the offer document and in documents filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.